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SI 18006378 ION

SEC Mail Processing Section MAR 05 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi Order Routing and Execution, LLC. (Filed as Public Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11eWall Street
(NO. AND STREET)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba 212-816-1117
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2017 and supplementary schedules are true and correct, and that neither Citi Order Routing and Execution, LLC (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2017 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Notary Public
Subscribed and sworn to before me this day of March 1, 2018

State of New York
County of New York

ANGELA O LICORISH
Notary Public - State of New York
NO. 01LI5009205
Qualified in Kings County
My Commission Expires Mar 8, 2019

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2017 and supplementary schedules are true and correct, and that neither Citi Order Routing and Execution, LLC (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2017 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Charles Mogilevsky
Chief Executive Officer

Notary Public
Subscribed and sworn to before me this 23rd day of February 2018

DOUGLAS PAUL SIMONS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/23

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citi Order Routing and Execution, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Order Routing and Execution, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
March 1, 2018

CITI ORDER ROUTING AND EXECUTION, LLC

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2017

(In thousands of dollars)

Assets

Cash and cash equivalents	$	16,810
Due from affiliated clearing broker		1,139
Due from broker		69,419
Due from affiliates		5,495
Accounts receivable		309
Deferred tax asset		2,855
Income tax receivable		10,355
Other assets		120
Total assets	$	106,502

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings with affiliate	$	40,000
Other payables and accrued liabilities		7,100
Total liabilities		47,100
Commitments and contingencies (note 7)		
Member's equity		59,402
Total liabilities and member's equity	$	106,502

See accompanying notes to statement of financial condition.

(1) Organization, Nature of Operations, and Significant Accounting Policies

The Company was organized on September 1, 1999 and is a wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI or the Parent), which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

Citi Order Routing and Execution, LLC (the Company, or CORE) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Protection Corporation (SIPC), and other self-regulatory organizations.

The Company's results of operations may not be indicative of the results that have been obtained had it operated independently of Citigroup. Historically, and in the foreseeable future, the Company is dependent on Citigroup to fund its operating losses. Citigroup is currently evaluating whether to transfer CORE's remaining operations, including assets and liabilities, to another related party (which is also a subsidiary of the Parent) and then liquidate the Company as a legal entity. At present, no conclusions have been reached on this matter.

(a) Nature of Operations

CORE provides electronic routing and execution services for broker-dealer clients in the US Listed Options and Equities. CORE's clients consist of US and Canadian registered broker-dealers and broker-dealer affiliates. CORE does not carry, clear or introduce customer accounts. Its sole purpose is to route orders as agent in the specified instruments in order to provide routing and execution services to its clients. CGMI clears CORE's equity transactions on a fully disclosed basis. Options positions are self-cleared at OCC. CORE does not carry, introduce or provide clearing services for any of its clients.

(b) Use of Estimates

Management must make estimates and assumptions that affect the financial statements and the related notes to the financial statements. Such estimates are used in connection with certain fair value measurements. See Note 2 to the financial statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(d) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of *Income tax benefit.*

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which sets forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). The Bulletin provides guidance as to how ASC 740 should be applied for the quarterly reporting period that includes the December 22, 2017 enactment date of Tax Reform. SAB 118 covers three different fact patterns that can be applied to each aspect of Tax Reform. The first is where the accounting is complete as of December 31, 2017; in this case, a company must report the effects of Tax Reform in its financial statements that include the enactment date. The second situation is where a company cannot complete its accounting as of December 31, 2017, but can provide a reasonable estimate based upon the information available to it and its ability to prepare and analyze this information (including related computations). In the situation described, the company must include the reasonable estimate it so determined in its financial statements as a provisional amount that will then be trued up within the one-year measurement period after the date of enactment of Tax Reform. The third situation, in which no reasonable estimate can be made for an item, requires a company to apply ASC 740 using the pre-Tax Reform tax law until the first reporting period in which it can make a reasonable estimate for the item.

To the extent that a company records a provisional amount in its financial statements, it must update its reporting during the one-year measurement period whenever the facts and circumstances existing at the enactment date are further analyzed. Any company providing provisional amounts must qualitatively disclose the income tax effects for which the accounting is incomplete, the reason it is incomplete and the additional information that is needed to

complete the accounting. In addition, when the company revises or finalizes its provisional accounting for any item, it must disclose the nature and amount of any measurement period adjustments recognized in the reporting period, the impact of such adjustments on its effective tax rate and a confirmation when the accounting for such items is complete.

The Company recorded a charge to continuing operations of approximately $5 thousand in the fourth quarter of 2017 for a remeasurement due to the reduction to the U.S. corporate tax rate and a change to a quasi-territorial tax system.

The following is considered to be provisional for which certain aspects of the Company's accounting is incomplete. The Company continues to analyze the aspects of its state income tax impact for Tax Reform due to the uncertainty of how states will interpret the new federal provisions and has included a charge of approximately $158 thousand in its Tax Reform impact. The remaining amount, a benefit of approximately $153 thousand, primarily relates to the reduction in the U.S. corporate tax rate and for which the accounting is complete.

In all other material respects, the Company has completed its accounting for Tax Reform, and there are no amounts for which a reasonable estimate was not possible.

Additionally, the Company has not yet made a policy election with respect to its treatment of GILTI. Companies can either account for taxes on GILTI as incurred, or recognize deferred taxes when basis differences exist that are expected to impact the amount of the GILTI inclusion upon reversal. The Company is still in the process of analyzing the provisions of Tax Reform associated with GILTI and the expected future impact.

See Note 3 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(2) Estimated Fair Value of Financial Instruments not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2017		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
	(In thousands of dollars)				
Assets:					
Cash and cash equivalents	$ 16,810	$ 16,810	$ 1,042	$ 15,768	$ —
Receivables	76,362	76,362	—	76,362	—
Liabilities:					
Short-term borrowings	$ 40,000	$ 40,000	$ —	$ 40,000	$ —
Other payables and accrued liabilities	7,100	7,100	—	—	7,100

(3) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities in which it operates. The company's current U.S. and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and affiliates. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. Federal income tax return and unitary and combined state returns of Citigroup combined subsidiaries. At December 31, 2017 the company had income tax receivable from the parent of $10.4 million.

The components of income taxes reflected in the statement of operations are:

Deferred Tax Assets:	
Deferred state taxes	$ 2,726
Internally developed software	30
Fixed assets	20
Tax carry forwards	29
Deferred compensation	43
Reserves	7
Total deferred tax assets:	2,855
Deferred Tax Liabilities:	
Other deferred tax liabilities	0
Total deferred tax liability	0
Net deferred tax asset	$ 2,855

The Company has no valuation allowance on deferred tax assets at December 31, 2017. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, income taxes) that would be implemented if necessary to prevent a carry forward from expiring.

The Company maintains no tax reserves for uncertain tax provisions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(4) Related Party Transactions

(a) *Affiliated Clearing Broker*

The Company clears all principal and broker-dealer client equity transactions through Citigroup Global Markets, Inc. on a fully disclosed basis. The amount due from affiliated clearing broker relates to cash on deposit with CGMI.

(b) *Cash*

Cash at December 31, 2017 included $1,042 at Citibank, N.A., an affiliated company.

(c) *Intercompany Note*

In 2017, the Company entered into a promissory note agreement to borrow up to a maximum of $100 million from its affiliate. As of December 31, 2017 the Company had an outstanding balance of $40, million which comprises of three notes. The terms are $10 million at 1.845% due 2/12/2018, $15 million at 1.805% due 05/02/2018 and $15 million at 1.990% due 06/04/2018.

(d) *Shared Services*

In the course of operations, certain expenses of the Company are paid for and reimbursed to affiliates. As of December 31, 2017, the amount related to these shared service expenses are included in Due from affiliates balance of $5.5 million.

(5) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital of $33.9 million which was $32.9 million in excess of its required net capital of $1.0 million.

The Company has signed a proprietary accounts of Broker Dealer (PAB) agreement with its affiliated clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(6) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have an effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's customer order execution volume activities, volatility in the securities markets, technological changes and events and clearing costs.

(7) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in the financial statements through February 28, 2018, which is the date the financial statements were available to be issued. On February 12, 2018 the intercompany note in footnote 4(f) which was set to mature in February 2018 was renewed and extended to mature May 12, 2018.

CITI ORDER ROUTING AND EXECUTION, LLC

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)